Rezolve AI plc

21 Sackville Street

London, W1S 3DN

United Kingdom

May 21, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Alexandra Barone

Re:	Rezolve AI plc Registration Statement on Form F-1
File No. 333-287390

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rezolve AI plc (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on May 23, 2025, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, DLA Piper LLP (US), requests by telephone that such Registration Statement be declared effective.

Please contact Penny Minna of DLA Piper LLP (US) at (410) 580-4228 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

REZOLVE AI LIMITED

/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer